400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
John P. Duke
direct dial: 610.640.7839
direct fax: 267.200.0753
dukej@pepperlaw.com
July 26, 2007
VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:	Peggy Kim, Esq., Senior Staff Attorney
Scott Anderegg, Esq., Staff Attorney
Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Accountant

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.)
Comments to Amendment No. 7 to the Registration Statement on Form S-1 filed
July 24, 2007
Commission File No. 333-142477
Ladies and Gentlemen:
     On behalf of lululemon athletica inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 25, 2007 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and the Company which occurred on that same date. Page references contained in the response are to the prospectus contained in Amendment No. 8 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Securities and Exchange Commission
July 26, 2007

Form S-1
Prospectus Summary, page 1
The Offering, page 5
1.	We note that you disclose a price range of $15 to $17 per share on the cover, however, you have included other information, here and in the use of proceeds, capitalization and dilution sections, based on an initial public offering price range of $12 to $20 per share or information regarding the effect of up to a four dollar increase or decrease from the mid-point price of $16. Please revise the prospectus to include information based on the bona fide price range, which should be a two dollar range, or advise us.

The Company has revised the disclosure on pages 6, 32, 41, 42, 43 and 44 of the prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Basis of Presentation — Stock based compensation, page 54
2.	Please tell us and disclose when in the beginning of 2007 management reassessed the fair value of the common stock underlying the options granted in December 2006 and January 2007. Further please tell us what price range was discussed with the underwriters that you considered in determining the valuation of $8.50 as of January 2007.

The Company respectfully advises the Staff on a supplemental basis that Management began to reassess fair value, as of January 2007, in March 2007. The Company has revised the disclosure on page 52 of the prospectus in response to the Staff’s comment.

Additionally and as more fully described in its response letter to the Staff dated June 11, 2007, the Company respectfully advises the Staff that, based in part on discussions with the Company’s underwriters and other investment banks during the “pitch” process in January 2007, management believed that an initial public offering could be completed as soon as April 30, 2007 and that the estimated value of the Company at an assumed initial public offering date of April 30, 2007 would be approximately $832 million. This estimated value of the Company — based on an initial public offering on April 30, 2007 and the projected 12-month trailing revenue and EBITDA as of that date — was used by the Company to establish implied 12-month trailing revenue and EBITDA multiples of approximately 5.2x and 22.7x, respectively. These multiples were then applied to the Company's actual 12-month trailing revenue and EBITDA as of December 31, 2006, to arrive at an estimated Company value of $778.4 million as of December 31, 2006. Based on the preferred and common shares outstanding and the relative rights of the preferred and common shares, the December 31, 2006 valuation calculated by the Company resulted in a pre-split per share value of $20.25. Applying a stock split ratio of 2.38267841, the Company calculated the reassessed fair value per share of common stock to be $8.50 per share.

3.	Please expand MD&A or the additional significant factors contributing to the difference between the estimated IPO price based on the midpoint of $16 and the fair value determined retrospectively as of each grant date. Clearly support why the fair value was $8.50 in January 2007 and has increased to approximately $16 currently or revise your financial statements accordingly.

Securities and Exchange Commission
July 26, 2007

The Company has added disclosure on page 54 of the prospectus in response to the Staff’s comment. Also, the Company respectfully submits that additional disclosure responsive to the Staff’s comment is included on pages 53 and 54 of the prospectus.
Notes to Financial Statements
Note 11 Equity Incentive Compensation Plans, page F-23
4.	In your response letter to us dated June 29, 2007 you provided an analysis of the significant factors contributing to the difference between the fair value of the underlying common stock of options granted and an estimated IPO price of the common stock, using a midpoint of $11. Please update your analysis by explaining to us in sufficient detail the changes that occurred during the last month with respect to the company’s prospects and changing market conditions supporting the 45% increase in fair value based on a midpoint of $16.

Please see the Company’s response to the Staff’s comment 3 above.

5.	Please disclose the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price of $16 and the exercise price of the options outstanding as of the most recent balance sheet date.

The Company has revised the disclosure on page 54 of the prospectus in response to the Staff’s comment.
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ John P. Duke

John P. Duke

cc:	Robert Meers
John Currie
Kevin Kennedy
Tahir Ayub
Barry M. Abelson